October 25, 2004

Mail Stop 0409

Michael F. Foust
Chief Executive Officer
Digital Realty Trust, Inc.
2730  Sand Hill Road, Suite 280
Menlo Park, California  94025

Re:	Digital Realty Trust, Inc.
Amendments No. 2 and 3 to Registration Statement on
Form S-11 Filed October 13, 2004 and October 15, 2004, respectively Registration No. 333-117865

Dear Mr. Foust:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

(All page references relate to Amendment No. 3.)

General

1. We note your response to our prior comment 2. Please provide supplemental support for the statement on page 73 that "[s]ince inception, our predecessor has made selective acquisitions ... at prices which are at or below the replacement cost." [emphasis added] Prospectus Summary, page 1

Material Benefits to Related Parties, page 11

2. We note your new disclosure in the third bullet. Please disclose that the customary prorations relate to the apportionment of rents, taxes, utilities and other operating costs.

Unsecured Credit Facility, page 13

3. Please supplementally provide us a copy of the credit facility commitment.

Exhibits

4. Please supplementally describe the nature of the publications containing the information for which consents have been filed as exhibits 99.2-5 and 99.9. In particular, please confirm that the information is not derived from reports or opinions specifically prepared for or at the request of the company.


*  *  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jorge Bonilla at (202) 942-1993 or Robert Littlepage, Assistant Chief Accountant, at (202) 942-1947 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445, or me at (202) 942-1766 with any other questions.



Sincerely,



Elaine Wolff
Special Counsel



cc:	Martha B. Jordan (via facsimile)
	Julian T.H. Kleindorfer
	Keith Benson
Latham & Watkins LLP



Digital Realty Trust, Inc.
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